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                                                                   EXHIBIT 4(b)

                                 [METLIFE LOGO]
                       Metropolitan Life Insurance Company

                                 A Stock Company
                   One Madison Avenue, New York, NY 10010-3690

                                   ENDORSEMENT
                          BASIC INCOME PAYMENT OPTION B

                         IMMEDIATE FIXED INCOME CONTRACT

This Endorsement modifies your Flexible Income Immediate Payment Contract by adding Basic Income Payment Option B to your Annuity. The contract including this Endorsement is a legal contract between you and MetLife that describes your benefits and rights and, if applicable, the beneficiary's rights in Question and Answer format. Please read the contract and this Endorsement carefully.

All terms defined in Question 1 of this Basic Income Payment Option B Endorsement are applicable only to this option. Please refer to the Flexible Income Payment portion of this contract for an explanation of benefits payable under the Flexible Income Payment option A.

NO TRANSFERS WILL BE PERMITTED FROM THIS BASIC INCOME OPTION B PORTION OF YOUR CONTRACT.

         /s/ Gwenn L. Carr                /s/ Robert H. Benmosche
         ----------------------------     -------------------------------------
         Gwenn L. Carr                    Robert H. Benmosche
         Vice-President & Secretary       Chairman of the Board,
                                          President and Chief Executive Officer


Form RS(MISP)1B(0403)
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                BASIC INCOME PAYMENT OPTION B SPECIFICATIONS PAGE

CONTRACT OWNER:  [Mary Smith]

ANNUITANT:  [Mary Smith]

DATE OF BIRTH [AND SEX] OF ANNUITANT:  [January 1, 2003]   [Female]

[JOINT ANNUITANT:  John Smith]

[DATE OF BIRTH, [AND SEX] OF JOINT ANNUITANT:  May 1, 2003  Male]

CONTRACT NO.:  [123456789]  CONTRACT ISSUE DATE:  [January 1, 2003]

OPTION COMMENCEMENT DATE:  [February 1, 2003]

TYPE OF ANNUITY:  [Lifetime Income Annuity with a Guarantee Period with
                  Withdrawal Option]

PAYMENT FREQUENCY:  [monthly]

[MINIMUM WITHDRAWAL AMOUNT: $1000.00] [ADMINISTRATIVE WITHDRAWAL CHARGE: $95.00]

INITIAL BASIC FIXED PAYMENT:  $[000.00]

ANNUITY DESCRIPTION FOR [Lifetime Income Annuity with a Guarantee Period with Withdrawal Option:

1. If the annuitant is alive on the option commencement date, we will pay the specified payment from that date until the annuitant dies. We guarantee, however, that once payments start we will make the specified payment until [month/day/year] whether or not the annuitant is alive. We will make no further payments if the annuitant dies after [month/day/year].

2.       Withdrawals may be made subject to the following terms:

a. During the two-year period beginning with the date benefits were first made under your contract and ending on [month/day/year], you may request a full or partial withdrawal of the fair market value of this annuity. We will make no further payments if a full withdrawal of the fair market value occurs. A partial withdrawal of the fair market value of this annuity will result in a pro-rata reduction of all future calculated payments. The pro-rata reduction will be equal to the ratio of the withdrawal amount to the full fair market value of this contract at the time of the withdrawal.

b. Withdrawals made after the end of the two-year period will be limited to the withdrawal value of the guaranteed income payments* that are payable up to and including [month/day/year]. Any such withdrawal will result in a pro-rata reduction of the calculated benefit until [month/day/year]. The pro-rata reduction will be equal to the ratio of the withdrawal amount to the fair market value of the remaining guaranteed income payments payable under this contract at the time of the withdrawal. Beginning with the first payment due on [month/day/year], provided the annuitant is alive on that date, we will make the full payment due under this option determined as if no withdrawal of the withdrawal value of the guaranteed income payments had occurred.

c. All withdrawals will be subject to an administrative charge, which will be deducted from the withdrawal amount prior to payment, and all withdrawals will be subject to a minimum withdrawal amount (see specifications page to determine the administrative charge and the minimum withdrawal amount). If amounts withdrawn during the first two years would result in the payment due immediately following the date of withdrawal to be less than $100.00, then the full fair market value must be withdrawn, and we will make no further payments under this contract. If any withdrawal made after [month/day/year] but before

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         [month/day/year] would result in a payment that is less than 25% of the payment amount due on the first payment date after [month/day/year], (computed as if no withdrawal of the guaranteed income payments had occurred) no withdrawal will be permitted.

d. Both the basic income payment option B amount(s) and the flexible income payment option A will be aggregated for purposes of determining the fair market value of the annuity and the withdrawal values of the guaranteed amounts. Subject to the above restrictions, a request to withdraw a specific dollar amount will be treated as a withdrawal from both the flexible income payment option A and the basic income payment option B. Reductions in any remaining income payments after a withdrawal will be made proportionately to both the flexible and basic income annuity options under this contract.

e. Notwithstanding anything in this contract (including the basic income payment option B endorsement) to the contrary, solely for purposes of this withdrawal feature, neither the fair market value nor the withdrawal value of the income annuity may exceed the total future expected payments as determined under the applicable income tax regulations of section 401(a)(9) of the Code.

3. We will pay the payee(s) named by the owner. If no payee is designated, or no designated payee is alive when a payment is due, we will make payment to whomever of the following are alive in the following order: the annuitant, if living otherwise, the beneficiary, if living. If both are dead, any guaranteed payments due will be made to the estate of the last to die of the annuitant and the beneficiary.

4. We may withhold amounts from income payments and withdrawals, or reduce future payments, as required under applicable federal state or local tax law to satisfy any tax liability with respect to such payments and withdrawals (including without limitation income, estate and gift, generation skipping transfer tax, other excise taxes [and premium taxes]).

*"Withdrawal value of guaranteed income payments" for the basic income payment option B under this contract, as determined on the date MetLife receives the request for a withdrawal, is equal to the amount that would be needed to purchase only those payments that are guaranteed to be paid under this basic income payment option B without regard to the death of the annuitant(s), whose benefit form, income payment amounts and annuitant(s) is identical to this annuity as it exists on that date.]

INTEREST RATE APPLICABLE TO UNDER PAYMENTS OR OVER PAYMENTS
DUE TO MISSTATEMENT OF AGE AND/OR SEX:                                      [5%]

THE DESIGNATED OFFICE RESPONSIBLE FOR SERVICING YOUR CONTRACT IS:

                           [MetLife Retirement Group
                           Metropolitan Life Insurance Company
                           2300 Lakeview Parkway - Suite 600,
                           Alpharetta, GA 30004.].

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1.       WHAT DO THE BASIC TERMS USED IN THIS ENDORSEMENT MEAN?

         "Basic income payment option B" is an annuity payment option available under this contract that provides a fixed annuity income.

         "Option commencement date" is the date payments begin under this basic income payment option B. The number of payment dates you will have in any year will be based on the payment frequency you elected under your flexible income payment option A, i.e., monthly, quarterly, semi-annually or annually. Your payment frequency cannot be changed.

         "Fair market value" of this basic income payment option B, as determined on the date MetLife receives the request for a withdrawal, is equal to the amount that would be needed to purchase an annuity, as if such purchase occurred on the date of withdrawal, whose type of annuity, income payment amounts and annuitant(s) is identical to this annuity as it exists on that date.

2. CAN THE INITIAL BASIC INCOME ANNUITY OPTION B PAYMENT SHOWN ON THE SPECIFICATIONS PAGE CHANGE?

         Once this contract is issued, you will be unable to change the type of the annuity; the annuitant(s) or the date payments are made. Your payment amount may change if you elect to transfer additional amounts from your flexible income annuity option A. If you elect to transfer additional amounts from your flexible income annuity option A, you will receive written confirmation showing the new payment amount under this option B.

         The payment amount may also change if you elect to withdraw all or a portion of the fair market value of the annuity or any portion of the withdrawal value of the guaranteed income payments.

         Transfers may not be made from this contract to your flexible income payment option A.

3.       DOES THIS CONTRACT CONTAIN ALL THE PROVISIONS AFFECTING IT?

         Yes. This Basic Income Payment Option B Endorsement, the Single Premium Flexible Income Immediate Payment Contract and any other riders and/or endorsements included in it make up your entire contract with us. We will never contest the validity of this contract. Changes in its provisions may only be made in writing by our President, Secretary or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents.

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